UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 57)

Under the Securities Exchange Act of 1934

Casual Male Retail Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25057L102
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
Wilkes-Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 19, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D
CUSIP No. 25057L102

1	NAMES OF REPORTING PERSONS: Seymour Holtzman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		5,592,212(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,592,212(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,592,212(1) - See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.50%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes options to purchase an aggregate of 1,842,143 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman. Excludes options to purchase an aggregate of 144,284 shares of Common Stock, 45,476 of which become exercisable on February 6, 2009, 53,333 of which become exercisable on April 24, 2009 and 45,475 of which become exercisable on February 6, 2010.

SCHEDULE 13D
CUSIP No. 25057L102

1	NAMES OF REPORTING PERSONS: Evelyn Holtzman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0 - See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 57 amends and supplements the Schedule 13D, dated November 27, 1998, as amended to date (the “Schedule 13D”), originally filed with the Securities and Exchange Commission by Jewelcor Management, Inc. (“JMI”) and others with respect to the common stock, $.01 par value (the “Common Stock”), of Casual Male Retail Group, Inc., a Delaware corporation (the “Company”). The address of the principal business and principal offices of the Company is 555 Turnpike Street, Canton, Massachusetts 02021.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On November 19, 2008, JMI executed an Amendment to Consulting Agreement with Casual Male Retail Group, Inc., dated as of September 8, 2008, which amends certain portions of the Consulting Agreement as previously amended.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of November 26, 2008, the Reporting Persons included in this filing may be deemed to be the beneficial owners of 5,592,212 shares of Common Stock, representing an aggregate of approximately 13.50% of the outstanding shares of Common Stock based upon the 41,424,336 shares of Common Stock outstanding as of November 15, 2008 as reported by the Company in its Form 10-Q filed on November 21, 2008. Such amount includes options to purchase an aggregate of 1,842,143 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman.

As of November 26, 2008, Seymour Holtzman beneficially owns 5,592,212 shares of Common Stock, representing an aggregate of approximately 13.50% of the outstanding shares of Common Stock. Such amount includes options to purchase an aggregate of 1,842,143 shares of Common Stock and warrants to purchase an aggregate of 80,000 shares of Common Stock, all of which are immediately exercisable and are directly beneficially owned by Mr. Holtzman.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

•	On November 24, 2008, 60,000 shares of Common Stock were purchased through Fidelity Investments at a price per share of $0.4051.

•	On November 25, 2008, 20,000 shares of Common Stock were purchased through Fidelity Investments at a price per share of $0.49.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On November 19, 2008, JMI executed an Amendment to Consulting Agreement with Casual Male Retail Group, Inc., dated as of September 8, 2008, which amends certain portions of the Consulting Agreement as previously amended.

See Item 7.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Amendment to Consulting Agreement dated as of September 8, 2008.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 26, 2008

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman

Exhibit 1

AMENDMENT TO CONSULTING AGREEMENT

Dated as of September 8, 2008

WHEREAS, Casual Male Retail Group, Inc. (formerly Designs, Inc., the “Corporation”) and Jewelcor Management, Inc. (the “Independent Contractor”) entered into a certain Consulting Agreement dated April 29, 2000, as amended by Letter Agreement dated April 28, 2001, by Letter Agreement dated April 28, 2002, by Amendment to Consulting Agreement dated April 29, 2003, by Amendment to Consulting Agreement dated April 26, 2004, by Amendment to Consulting Agreement dated August 26, 2004, by Amendment to Consulting Agreement dated June 15, 2005, ,as amended by Letter Agreement dated May 26, 2006 and as amended by Letter Agreement dated April 29, 2007 (hereinafter referred to as “the Agreement”), and

WHEREAS, Corporation and Independent Contractor wish to amend, modify and/or restate certain terms, provisions, conditions and covenants of the Agreement.

NOW THEREFORE, for and in consideration of the foregoing, the mutual promises and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Corporation and Independent Contractor hereby agree to amend the Agreement as follows:

1. Term of Agreement. Paragraph 1 of Amendment to Consulting Agreement dated April 29, 2007 shall be amended to read as follows:

The term of the Agreement shall be extended for a period of one year, and shall expire on April 29, 2010. The term can be further extended only by agreement of both the Corporation and Independent Contractor.

THE REMAINING terms of the Agreement as amended shall remain in full force and effect without change.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Consulting Agreement as a sealed instrument, in any number of counterpart copies, each of which shall be deemed an original for all purposes, as of the day and year first written above.

JEWELCOR MANAGEMENT, INC.

By:/s/ Seymour Holtzman
Seymour Holtzman
November 19, 2008

CASUAL MALE RETAIL GROUP, INC.

By:/s/ David A. Levin
David A. Levin
November 18, 2008

By:/s/ Dennis R. Hernreich
Dennis R. Hernreich
November 18, 2008